Free Writing Prospectus (to Prospectus dated January 24, 2020, as Supplemented by the Prospectus Supplement dated June 11, 2021) Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-236080. View in a browser. Dear Example First Name, Please join us as a Winery Owner in our new Preferred Stock Offering (NASDAQ: WVVIP) and become a part of the thriving Oregon Wine Industry. As someone who has expressed interest in becoming a Winery Owner, you are receiving this invitation first. Together we'll embark on a journey to take our Oregon wine story on the road through Winery Restaurants in Lake Oswego, Vancouver's Waterfront, Happy Valley and Downtown Bend, in addition to our new sparkling winery called Domaine Willamette located at Bernau Estate Vineyard in the Dundee Hills — all opening within the next 2 years. As a Winery Owner of one of Oregon’s leading wineries, you’ll be a part of the fastest growing wine region in America and receive great benefits, highlighted below. You may purchase shares at $5.05 per share, offering an annual 4.36% dividend or wine credit with 15% more value, if your application and subscription agreement is received or postmarked by September 30, 2021, and accepted. Priority to become an Owner is given to wine enthusiasts who will support their investment as a Wine Club Member or use their dividend as a wine credit. To make an investment, please review the prospectus then submit the application and subscription agreement in one of three ways: 1. Complete the electronic DocuSign version at wvv.com/ownership by clicking on the "Purchase Stock Online" button. 2. Email it to stock.offering@wvv.com. 3. Or, mail it to 8800 Enchanted Way SE, Turner, OR 97392.

Ownership Application & Subscription Agreement Agreements must be postmarked by September 30th to qualify for the $5.05 share price. The minimum purchase is 300 shares ($1,515) and the maximum purchase is 2,300 shares ($11,615.00). Share price will increase to $5.15 after September 30, 2021. If you have any questions, please call (503) 588-9463 or reply to this email. Thank you for joining us in sharing the Oregon wine story, Jim Bernau Founder/Winegrower Benefits of Ownership Discount of 25% off of wine bottle purchases. Complimentary wine tasting at any of our locations, including Maison Bleue & Pambrun in Walla Walla, and at future locations (once per month, by appointment). Discounted or complimentary admission to special events and experiences like VIP winery tours and blending experiences. Priority to purchase limited-production wines and new releases.

Personalized winery business cards upon request; the initial set is complimentary. Invitations to Owner-exclusive events, including our Annual Owners' Weekend. Regular email updates on winery developments. Opportunities to volunteer and increase your wine knowledge through the nonprofit Oregon Wine Enthusiasts or support storytelling efforts as a Brand Ambassador. Launching New Winery Restaurants After successfully launching our first prototype in Folsom, California last year, we're expanding into some of Oregon and Southwest Washington's most exciting areas. Our new Winery Restaurants will bring the winery experience to our guests and offer Pacific Northwest-inspired dishes to pair with our classic Oregon wines. We'll also debut a new Membership option for guests and Owners to enjoy at these locations. Lake Oswego (top image)

Located off Highway 43 in downtown Lake Oswego, this Winery Restaurant will feature food and wine pairings, wine lockers, a beautiful trellis patio with an outdoor fire pit, a private wine cellar dining room and ample parking. Anticipated opening: December 2021 Vancouver Waterfront (second image) Featuring incredible views of the Columbia River, this new wine tasting destination features 7 Washington wineries and we are excited to be the first from Oregon. Our Winery Restaurant will include barrel booth seating, gathering space on our Mezzanine and spacious patio seating overlooking the river. Anticipated opening: Summer 2022 Happy Valley As we join the flourishing town of Happy Valley just outside of Portland, our Winery Restaurant will feature a large outdoor patio and water feature. Anticipated opening: Late 2022 Bend Located in historic downtown Bend, our Winery Restaurant will bring wine country to this destination community that loves all things craft. Anticipated opening: 2023 Domaine Willamette at Bernau Estate Vineyard in the Dundee Hills Domaine Willamette will produce world-class méthode champenoise sparkling wines with an underground aging cellar at the biodynamically-farmed Bernau Estate Vineyard. The winery will offer Oregon-inspired hospitality with wine and food pairings, stunning views, educational tours and beautiful gardens for you to explore. Our signature Domaine Willamette wine will be distributed to wine shops and restaurants to showcase the Willamette Valley's capability in growing and producing sustainably-grown méthode champenoise sparking wines equal to the great Champagnes.

Anticipated opening: 2022 Winery Highlights America’s Community-Funded Winery Willamette Valley Vineyards became the first SEC authorized community-funded business in the U.S. through the first successful Regulation A self-underwritten public offering in 1989. The winery has grown with the support of wine enthusiasts through Preferred Stock Ownership (NASDAQ: WVVIP) funding new vineyards, wineries and experiences. World-class Wines Through Shared Ownership Founder Jim Bernau believes among the healthiest forms of business are those owned by the community. Jim’s vision of organizing the support of wine enthusiasts to make world-class wines through shared ownership has resulted in more than 19,000 Owners. Oregon’s Leading Producer of Willamette Valley Appellated Pinot Noir The winery sources all of its barrel-aged Pinot Noir from its estate-grown vineyards and meticulously farms, by hand, nearly 500 acres in the hills of the valley. Stewardship of the Land Since the winery’s founding in 1983, stewardship of the land has been a key principle in our winemaking and farming practices. The estate vineyards are certified sustainable through LIVE (Low Input Viticulture and Enology) and Salmon-Safe. In addition, Willamette Valley Vineyards was the first winery in the world to use cork certified through Rainforest Alliance to Forest Stewardship Council standards and use an autonomous UV-C Light Robot to sustainably prevent powdery mildew in the vineyards. Learn More.

Oregon Wine on the rise Although Oregon only produces 1% of the U.S. wine by volume, it earned 18% of Wine Spectator’s 90+ rated domestic wines between 2015 and 2019. Oregon wine is the fastest growing category at +21.3% in unit sales. Nielsen Data, Total US, 52 weeks ending 3/27/2021 Oregon’s growth continues to outperform despite commanding a significantly higher average price per bottle — more than 2x the category average. IRI Data, Total US, YTD ending 9/22/2020 Willamette Valley Vineyards, Inc., has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents at http://www.wvv.com/prospectus, or we will arrange to send you the prospectus (including the documents incorporated therein by reference) if you so request by writing us at stock.offering@wvv.com or calling 1-800-344-9463.

You are receiving this email because of your relationship with Willamette Valley Vineyards. We respect your privacy. If you wish to unsubscribe, please click here. Thank You! Willamette Valley Vineyards 8800 Enchanted Way SE Turner, OR 97392 phone: 503-588-9463 toll-free: 1-800-344-9463